

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Harold Ford, Jr.
Chief Executive Officer
Empowerment & Inclusion Capital I Corp.
340 Madison Avenue
New York, NY 10173

> **Re: Empowerment & Inclusion Capital I Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 1, 2020**
> **CIK 0001825720**

Dear Mr. Ford:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed on December 1, 2020

Experts, page 180

1. You indicate here that financial statements as of September 30, 2020 have been audited. This appears to be inconsistent with the financial statements presented. Please revise your disclosures to be consistent with what is being presented.

Report of independent registered public accounting firm, page F-2

2. The auditor report references financial statements for a period from January 1, 2020 through September 9, 2020. This appears to be inconsistent with the financial statements presented. Please have your auditor revise its audit report to be consistent with the financial statements presented.

        You may contact Peter McPhun at 202-551-3468 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Elliott Smith